================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             -----------------------
                                  SCHEDULE 13D
                                 (RULE 13D-101)

                             -----------------------
                                (AMENDMENT NO. 3)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                             BARNEYS NEW YORK, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

 COMMON STOCK, PAR VALUE $.01 PER SHARE                 06808T 107
-----------------------------------------      ---------------------------------
    (Title of class of securities)                     (CUSIP number)

                                   BAY HARBOUR
                                 MANAGEMENT L.C.
                          885 Third Avenue, 34th Floor
                            New York, New York 10022
                                 (212) 371-2211

                           BAY HARBOUR PARTNERS, LTD.
                                 c/o MeesPierson
                            Montague Sterling Center
                                 East Bay Street
                                 P.O. Box SS6238
                                 Nassau, Bahamas

                               STEVEN A. VAN DYKE
                              DOUGLAS P. TEITELBAUM
                         c/o Bay Harbour Management L.C.
                          885 Third Avenue, 34th Floor
                            New York, New York 10022
                                 (212) 371-2211
--------------------------------------------------------------------------------
           (Name, address and telephone number of person authorized to receive notices and communications)

                                 WITH A COPY TO:

                              TED S. WAKSMAN, ESQ.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                          New York, New York 10153-0119
                                 (212) 310-8000
                                December 2, 2002
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on the following pages)
                              (Page 1 of 17 Pages)

================================================================================


---------------------------------------------------------------------------                -----------------------------------------
CUSIP No.06808T107                                                                13D                Page 2 of 17
---------------------------------------------------------------------------                -----------------------------------------
--------------------------- --------------------------------------------------------------------------------------------------------
1                           NAME OF REPORTING PERSON:                                                Bay Harbour Management L.C.
                            IRS IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------- --------------------------------------------------------------------------------------------------------
2                           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                           (a) [ ]
                                                                                                                        (b) [x]
--------------------------- --------------------------------------------------------------------------------------------------------
3                           SEC USE ONLY
--------------------------- ---------------------------------------------- ---------------------------------------------------------
4                           SOURCE OF FUNDS:                               OO
--------------------------- --------------------------------------------------------------------------------------------------------
5                           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
                            2(d) or 2(e):                                                                                        [ ]
--------------------------- --------------------------------------------------------------------------------------------------------
6                           CITIZENSHIP OR PLACE OF ORGANIZATION:                                       Florida, USA
--------------------------- ----------- --------------------------------------------------------------------------------------------
     NUMBER OF SHARES        7          SOLE VOTING POWER:                                                            -0-

       BENEFICIALLY
         OWNED BY

           EACH
        REPORTING

       PERSON WITH
--------------------------- ----------- --------------------------------------------------------------------------------------------
                             8          SHARED VOTING POWER:                                                    5,648,087
--------------------------- ----------- --------------------------------------------------------------------------------------------
                             9          SOLE DISPOSITIVE POWER:                                                       -0-
--------------------------- ----------- --------------------------------------------------------------------------------------------
                            10          SHARED DISPOSITIVE POWER:                                               5,648,087
--------------------------- --------------------------------------------------------------------------------------------------------
11                          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:                       5,648,087
--------------------------- --------------------------------------------------------------------------------------------------------
12                          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                             [ ]
                                                                                                                                 --
--------------------------- --------------------------------------------------------------------------------------------------------
13                          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                     39.8%
--------------------------- --------------------------------------------------------------------------------------------------------
14                          TYPE OF REPORTING PERSON:                                                   IA
--------------------------- --------------------------------------------------------------------------------------------------------




---------------------------------------------------------------------------                -----------------------------------------
CUSIP No. 06808T107                                                               13D                Page 3 of 17
---------------------------------------------------------------------------                -----------------------------------------

--------------------------- --------------------------------------------------------------------------------------------------------
1                           NAME OF REPORTING PERSON:                                                Tower Investment Group, Inc.
                            IRS IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------- --------------------------------------------------------------------------------------------------------
2                           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                           (a) [ ]
                                                                                                                        (b) [x]
--------------------------- --------------------------------------------------------------------------------------------------------
3                           SEC USE ONLY
--------------------------- --------------------------------------------------------------------------------------------------------
4                           SOURCE OF FUNDS                                OO
--------------------------- --------------------------------------------------------------------------------------------------------
5                           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
                            2(d) or 2(e):                                                                                        [ ]
--------------------------- --------------------------------------------------------------------------------------------------------
6                           CITIZENSHIP OR PLACE OF ORGANIZATION:                                       Florida, USA
--------------------------- ----------- --------------------------------------------------------------------------------------------
     NUMBER OF SHARES        7          SOLE VOTING POWER:                                                            -0-

       BENEFICIALLY
         OWNED BY

           EACH
        REPORTING

       PERSON WITH
--------------------------- ----------- --------------------------------------------------------------------------------------------
                             8          SHARED VOTING POWER:                                                    5,648,087
--------------------------- ----------- --------------------------------------------------------------------------------------------
                             9          SOLE DISPOSITIVE POWER:                                                       -0-
--------------------------- ----------- --------------------------------------------------------------------------------------------
                            10          SHARED DISPOSITIVE POWER:                                               5,648,087
--------------------------- --------------------------------------------------------------------------------------------------------
11                          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:                       5,648,087
--------------------------- --------------------------------------------------------------------------------------------------------
12                          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                              [ ]
--------------------------- --------------------------------------------------------------------------------------------------------
13                          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                     39.8%
--------------------------- --------------------------------------------------------------------------------------------------------
14                          TYPE OF REPORTING PERSON:                                                   HC
--------------------------- --------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------                -----------------------------------------
CUSIP No. 06808T107                                                               13D                Page 4 of 17
---------------------------------------------------------------------------                -----------------------------------------

--------------------------- --------------------------------------------------------------------------------------------------------
1                           NAME OF REPORTING PERSON:                                                Steven A. Van Dyke
                            IRS IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------- --------------------------------------------------------------------------------------------------------
2                           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                           (a)  [ ]
                                                                                                                        (b)  [x]
--------------------------- --------------------------------------------------------------------------------------------------------
3                           SEC USE ONLY
--------------------------- --------------------------------------------------------------------------------------------------------
4                           SOURCE OF FUNDS                                OO
--------------------------- --------------------------------------------------------------------------------------------------------
                            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
5                           2(d) or 2(e): [ ]
--------------------------- --------------------------------------------------------------------------------------------------------

6                           CITIZENSHIP OR PLACE OF ORGANIZATION:                                       United States
--------------------------- ----------- --------------------------------------------------------------------------------------------
     NUMBER OF SHARES        7          SOLE VOTING POWER:                                                         30,000

       BENEFICIALLY
         OWNED BY

           EACH
        REPORTING

       PERSON WITH
--------------------------- ----------- --------------------------------------------------------------------------------------------
                             8          SHARED VOTING POWER:                                                    5,648,087
--------------------------- ----------- --------------------------------------------------------------------------------------------
                             9          SOLE DISPOSITIVE POWER:                                                    30,000
--------------------------- ----------- --------------------------------------------------------------------------------------------

                            10          SHARED DISPOSITIVE POWER:                                               5,648,087
--------------------------- ----------- --------------------------------------------------------------------------------------------
11                          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:                       5,678,087
--------------------------- --------------------------------------------------------------------------------------------------------
12                          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                               [ ]
--------------------------- --------------------------------------------------------------------------------------------------------
13                          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                     39.9%
--------------------------- --------------------------------------------------------------------------------------------------------
14                          TYPE OF REPORTING PERSON:                                                   IN
--------------------------- --------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------                -----------------------------------------
CUSIP No. 06808T107                                                               13D                Page 5 of 17
---------------------------------------------------------------------------                -----------------------------------------

--------------------------- --------------------------------------------------------------------------------------------------------
1                           NAME OF REPORTING PERSON:                                                Douglas P. Teitelbaum
                            IRS IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------- --------------------------------------------------------------------------------------------------------
2                           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                           (a)  [ ]
                                                                                                                        (b)  [x]
--------------------------- --------------------------------------------------------------------------------------------------------
3                           SEC USE ONLY
--------------------------- ---------------------------------------------- ---------------------------------------------------------
4                           SOURCE OF FUNDS                                OO
--------------------------- --------------------------------------------------------------------------------------------------------
5                           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
                            2(d) or 2(e): [ ]
--------------------------- --------------------------------------------------------------------------- ----------------------------
6                           CITIZENSHIP OR PLACE OF ORGANIZATION:                                       United States
--------------------------- ----------- --------------------------------------------------------------------------------------------
     NUMBER OF SHARES        7          SOLE VOTING POWER:                                                         30,000

       BENEFICIALLY
         OWNED BY

           EACH
        REPORTING

       PERSON WITH
--------------------------- ----------- --------------------------------------------------------------------------------------------
                             8          SHARED VOTING POWER:                                                    5,648,087
--------------------------- ----------- --------------------------------------------------------------------------------------------
                             9          SOLE DISPOSITIVE POWER:                                                    30,000
--------------------------- ----------- --------------------------------------------------------------------------------------------
                            10          SHARED DISPOSITIVE POWER:                                               5,648,087
--------------------------- ----------- --------------------------------------------------------------------------------------------
11                          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:                       5,678,087
--------------------------- --------------------------------------------------------------------------------------------------------
12                          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                              [ ]
--------------------------- --------------------------------------------------------------------------------------------------------
13                          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                     39.9%
--------------------------- --------------------------------------------------------------------------------------------------------
14                          TYPE OF REPORTING PERSON:                                                   IN
--------------------------- --------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------                -----------------------------------------
CUSIP No. 06808T107                                                               13D                Page 6 of 17
---------------------------------------------------------------------------                -----------------------------------------

--------------------------- --------------------------------------------------------------------------------------------------------
1                           NAME OF REPORTING PERSON:                                                Trophy Hunters, Inc.
                            IRS IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------- --------------------------------------------------------------------------------------------------------
2                           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                           (a)  [ ]
                                                                                                                        (b)  [x]
--------------------------- --------------------------------------------------------------------------------------------------------
3                           SEC USE ONLY
--------------------------- ---------------------------------------------- ---------------------------------------------------------
4                           SOURCE OF FUNDS                                OO
--------------------------- --------------------------------------------------------------------------------------------------------
5                           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
                            2(d) or 2(e): [ ]
--------------------------- --------------------------------------------------------------------------------------------------------
6                           CITIZENSHIP OR PLACE OF ORGANIZATION:                                       Florida, USA
--------------------------- ----------- --------------------------------------------------------------------------------------------
     NUMBER OF SHARES        7          SOLE VOTING POWER:                                                            -0-

       BENEFICIALLY
         OWNED BY

           EACH
        REPORTING

       PERSON WITH
--------------------------- ----------- --------------------------------------------------------------------------------------------
                             8          SHARED VOTING POWER:                                                      216,011
--------------------------- ----------- --------------------------------------------------------------------------------------------
                             9          SOLE DISPOSITIVE POWER:                                                       -0-
--------------------------- ----------- --------------------------------------------------------------------------------------------
                             10         SHARED DISPOSITIVE POWER:                                                 216,011
--------------------------- ----------- --------------------------------------------------------------------------------------------
11                          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:                         216,011
--------------------------- --------------------------------------------------------------------------------------------------------
12                          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                              [ ]
--------------------------- --------------------------------------------------------------------------------------------------------
13                          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                      1.6%
--------------------------- --------------------------------------------------------------------------------------------------------
14                          TYPE OF REPORTING PERSON:                                                   CO
--------------------------- --------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------                -----------------------------------------
CUSIP No. 06808T107                                                               13D                Page 7 of 17
---------------------------------------------------------------------------                -----------------------------------------

--------------------------- --------------------------------------------------------------------------------------------------------
1                           NAME OF REPORTING PERSON:                                                Trophy Hunter Investments, Ltd.
                            IRS IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------- --------------------------------------------------------------------------------------------------------
2                           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                           (a)  [ ]
                                                                                                                        (b)  [x]
--------------------------- --------------------------------------------------------------------------------------------------------
3                           SEC USE ONLY
--------------------------- --------------------------------------------------------------------------------------------------------
4                           SOURCE OF FUNDS                                OO
--------------------------- --------------------------------------------------------------------------------------------------------
5                           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
                            2(d) or 2(e):                                                                                        [ ]
--------------------------- --------------------------------------------------------------------------------------------------------
6                           CITIZENSHIP OR PLACE OF ORGANIZATION:                                       Florida, USA
--------------------------- ----------- --------------------------------------------------------------------------------------------
     NUMBER OF SHARES        7          SOLE VOTING POWER:                                                            -0-

       BENEFICIALLY
         OWNED BY

           EACH
        REPORTING

       PERSON WITH
--------------------------- ----------- --------------------------------------------------------------------------------------------
                             8          SHARED VOTING POWER:                                                      216,011
--------------------------- ----------- --------------------------------------------------------------------------------------------
                             9          SOLE DISPOSITIVE POWER:                                                       -0-
--------------------------- ----------- --------------------------------------------------------------------------------------------
                            10          SHARED DISPOSITIVE POWER:                                                 216,011
--------------------------- ----------- --------------------------------------------------------------------------------------------
11                          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:                         216,011
--------------------------- --------------------------------------------------------------------------------------------------------
12                          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                               [ ]
--------------------------- --------------------------------------------------------------------------------------------------------
13                          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                      1.6%
--------------------------- --------------------------------------------------------------------------------------------------------
14                          TYPE OF REPORTING PERSON:                                                   PN
--------------------------- --------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------                -----------------------------------------
CUSIP No. 06808T107                                                               13D                Page 8 of 17
---------------------------------------------------------------------------                -----------------------------------------

--------------------------- --------------------------------------------------------------------------------------------------------
1                           NAME OF REPORTING PERSON:                                                Bay Harbour Investments, Inc.
                            IRS IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------- --------------------------------------------------------------------------------------------------------
2                           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                           (a) [ ]
                                                                                                                        (b) [x]
--------------------------- --------------------------------------------------------------------------------------------------------
3                           SEC USE ONLY
--------------------------- --------------------------------------------------------------------------------------------------------
4                           SOURCE OF FUNDS                                OO
--------------------------- --------------------------------------------------------------------------------------------------------
5                           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
                            2(d) or 2(e): [ ]
--------------------------- --------------------------------------------------------------------------------------------------------
6                           CITIZENSHIP OR PLACE OF ORGANIZATION:                                       Florida, USA
--------------------------- ----------- --------------------------------------------------------------------------------------------
     NUMBER OF SHARES        7          SOLE VOTING POWER:                                                             -0-

       BENEFICIALLY
         OWNED BY

           EACH
        REPORTING

       PERSON WITH
--------------------------- ----------- --------------------------------------------------------------------------------------------
                             8          SHARED VOTING POWER:                                                        6,627
--------------------------- ----------- --------------------------------------------------------------------------------------------
                             9          SOLE DISPOSITIVE POWER:                                                       -0-
--------------------------- ----------- --------------------------------------------------------------------------------------------
                            10          SHARED DISPOSITIVE POWER:                                                   6,627
--------------------------- ----------- --------------------------------------------------------------------------------------------
11                          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:                           6,627
--------------------------- --------------------------------------------------------------------------------------------------------
12                          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                               [ ]
--------------------------- --------------------------------------------------------------------------------------------------------
13                          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                     0.05%
--------------------------- --------------------------------------------------------------------------------------------------------
14                          TYPE OF REPORTING PERSON:                                                   CO
--------------------------- --------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------                -----------------------------------------
CUSIP No. 06808T107                                                               13D                Page 9 of 17
---------------------------------------------------------------------------                -----------------------------------------

--------------------------- --------------------------------------------------------------------------------------------------------
1                           NAME OF REPORTING PERSON:                                                Bay Harbour 98-1, Ltd.
                            IRS IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------- --------------------------------------------------------------------------------------------------------
2                           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                           (a) [ ]
                                                                                                                        (b) [x]
--------------------------- --------------------------------------------------------------------------------------------------------
3                           SEC USE ONLY
--------------------------- --------------------------------------------------------------------------------------------------------
4                           SOURCE OF FUNDS                                OO
--------------------------- --------------------------------------------------------------------------------------------------------
5                           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
                            2(d) or 2(e):                                                                                        [ ]
--------------------------- --------------------------------------------------------------------------------------------------------
6                           CITIZENSHIP OR PLACE OF ORGANIZATION:                                       Florida, USA
--------------------------- ----------- --------------------------------------------------------------------------------------------
     NUMBER OF SHARES        7          SOLE VOTING POWER:                                                             -0-

       BENEFICIALLY
         OWNED BY

           EACH
        REPORTING

       PERSON WITH
--------------------------- ----------- --------------------------------------------------------------------------------------------
                             8          SHARED VOTING POWER:                                                        6,627
--------------------------- ----------- --------------------------------------------------------------------------------------------
                             9          SOLE DISPOSITIVE POWER:                                                       -0-
--------------------------- ----------- --------------------------------------------------------------------------------------------
                            10          SHARED DISPOSITIVE POWER:                                                   6,627
--------------------------- ----------- --------------------------------------------------------------------------------------------
11                          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:                           6,627
--------------------------- --------------------------------------------------------------------------------------------------------
12                          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                             [ ]
--------------------------- --------------------------------------------------------------------------------------------------------
13                          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                     0.05%
--------------------------- --------------------------------------------------------------------------------------------------------
14                          TYPE OF REPORTING PERSON:                                                   PN
--------------------------- --------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------                -----------------------------------------
CUSIP No. 06808T107                                                               13D                Page 10 of 17
---------------------------------------------------------------------------                -----------------------------------------

--------------------------- --------------------------------------------------------------------------------------------------------
1                           NAME OF REPORTING PERSON:                                                BHB LLC
                            IRS IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------- --------------------------------------------------------------------------------------------------------
2                           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                           (a)  [ ]
                                                                                                                        (b)  [x]
--------------------------- --------------------------------------------------------------------------------------------------------
3                           SEC USE ONLY
--------------------------- --------------------------------------------------------------------------------------------------------
4                           SOURCE OF FUNDS                                OO
--------------------------- --------------------------------------------------------------------------------------------------------
5                           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
                            2(d) or 2(e):                                                                                        [ ]
--------------------------- --------------------------------------------------------------------------------------------------------
6                           CITIZENSHIP OR PLACE OF ORGANIZATION:                                       Delaware, USA
--------------------------- ----------- --------------------------------------------------------------------------------------------
     NUMBER OF SHARES         7         SOLE VOTING POWER:                                                            -0-

       BENEFICIALLY
         OWNED BY

           EACH
        REPORTING

       PERSON WITH
--------------------------- ----------- --------------------------------------------------------------------------------------------
                             8          SHARED VOTING POWER:                                                    4,935,420
--------------------------- ----------- --------------------------------------------------------------------------------------------
                             9          SOLE DISPOSITIVE POWER:                                                       -0-
--------------------------- ----------- --------------------------------------------------------------------------------------------
                            10          SHARED DISPOSITIVE POWER:                                               4,935,420
--------------------------- ----------- --------------------------------------------------------------------------------------------
11                          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:                       4,935,420
--------------------------- --------------------------------------------------------------------------------------------------------
12                          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                               [ ]
--------------------------- --------------------------------------------------------------------------------------------------------
13                          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                     35.5%
--------------------------- --------------------------------------------------------------------------------------------------------
14                          TYPE OF REPORTING PERSON:                                                               OO
--------------------------- --------------------------------------------------------------------------------------------------------




---------------------------------------------------------------------------                -----------------------------------------
CUSIP No. 06808T107                                                               13D                Page 11 of 17
---------------------------------------------------------------------------                -----------------------------------------

--------------------------- --------------------------------------------------------------------------------------------------------
1                           NAME OF REPORTING PERSON:                                                Bay Harbour Partners, Ltd.
                            IRS IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------- --------------------------------------------------------------------------------------------------------
2                           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                           (a)  [ ]
                                                                                                                        (b)  [x]
--------------------------- --------------------------------------------------------------------------------------------------------
3                           SEC USE ONLY
--------------------------- --------------------------------------------------------------------------------------------------------
4                           SOURCE OF FUNDS                                OO
--------------------------- --------------------------------------------------------------------------------------------------------
5                           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
                            2(d) or 2(e): [ ]
--------------------------- --------------------------------------------------------------------------------------------------------
6                           CITIZENSHIP OR PLACE OF ORGANIZATION:                                       Bahamas
--------------------------- ----------- --------------------------------------------------------------------------------------------

     NUMBER OF SHARES        7          SOLE VOTING POWER:                                                            -0-

       BENEFICIALLY
         OWNED BY

           EACH
        REPORTING

       PERSON WITH
--------------------------- ----------- --------------------------------------------------------------------------------------------
                             8          SHARED VOTING POWER:                                                       14,572
--------------------------- ----------- --------------------------------------------------------------------------------------------
                             9           SOLE DISPOSITIVE POWER:                                                       -0-
--------------------------- ----------- --------------------------------------------------------------------------------------------
                            10          SHARED DISPOSITIVE POWER:                                                  14,572
--------------------------- --------------------------------------------------------------------------------------------------------
11                          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:                          14,572
--------------------------- --------------------------------------------------------------------------------------------------------
12                          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                              [ ]
--------------------------- --------------------------------------------------------------------------------------------------------
13                          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                      0.1%
--------------------------- --------------------------------------------------------------------------------------------------------
14                          TYPE OF REPORTING PERSON:                                                   CO
--------------------------- --------------------------------------------------------------------------------------------------------


           This Amendment No. 3 ("Amendment No. 3") amends the statement on
Schedule 13D (the "Schedule 13D") filed on March 27, 2000, as amended by Amendment No. 1 filed on September 8, 2000 and Amendment No. 2 filed on October 25, 2000, by and on behalf of Bay Harbour Management L.C. ("Bay Harbour"), Tower Investment Group, Inc. ("Tower"), Steven A. Van Dyke ("Mr. Van Dyke"), Douglas
P. Teitelbaum ("Mr. Teitelbaum"), Trophy Hunters, Inc. ("Trophy"), Trophy Hunter Investments, Ltd. ("Trophy Investments"), Bay Harbour Investments, Inc. ("Bay Harbour Investments"), Bay Harbour 98-1, Ltd. ("Bay Harbour 98-1"), BHB LLC ("BHB LLC") and Bay Harbour Partners, Ltd. ("Bay Harbour Partners") (the foregoing being referred to collectively as the "Reporting Persons") with respect to their ownership of common stock, par value $0.01 per share ("Common Stock"), of Barneys New York, Inc., a Delaware corporation (the "Company"). Capitalized terms used herein and not defined herein have the meanings ascribed to them in the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           Since the filing of Amendment No. 2, each of Messrs. Teitelbaum and Van Dyke were granted options to purchase 25,000 shares of Common Stock under the Company's Stock Option Plan for Non-Employee Directors.

           In addition, the response to Item 4 hereof is incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION.

           The Reporting Persons acquired the shares of Common Stock for investment purposes. The Reporting Persons may acquire additional securities of the Company or dispose of securities of the Company at any time and from time to time in the open market or otherwise.

           Bay Harbour and Whippoorwill are parties to a Stockholders Agreement, dated as of November 13, 1998 (as amended from time to time, the "Stockholders Agreement"), which sets forth their agreement with respect to certain matters relating to the shares of Common Stock held by them. Pursuant to the Stockholders Agreement, each of Bay Harbour and Whippoorwill have agreed to (i) grant rights of first offer as well as tag along rights in the event of a transfer of shares, (ii) grant the other the right to participate in an acquisition of additional shares of Common Stock by either of them, and (iii) give the other a right of first refusal to purchase shares of Common Stock which either of them has requested the Company to register pursuant to the Registration Rights Agreement dated January 28, 1999 among Bay Harbour, Whippoorwill and the Company. In addition, Bay Harbour and Whippoorwill have agreed to take all actions necessary to elect the three designees of each, one designee of Isetan Company Ltd., the chief executive officer of the Company and three independent directors, to the Board of Directors of the Company. The Stockholders Agreement also generally prohibits each of Bay Harbour and Whippoorwill from voting the shares of Common Stock held by it in favor of amending the Company's Certificate of Incorporation or Bylaws or a sale of the Company without the consent of the other. The number of shares indicated as being beneficially owned by Bay Harbour does not include the shares of Common Stock held by Whippoorwill which are the subject of the Stockholders Agreement and with respect to which Bay Harbour disclaims beneficial ownership. The Stockholders Agreement may be terminated at any time by either party thereto.

           Pursuant to a stockholders agreement, dated as of January 8, 2001 (the "Socol Stockholders Agreement"), Bay Harbour, Whippoorwill and Howard Socol ("Mr. Socol") have agreed to provide each other certain co-sale rights in connection with any sales of their Common Stock. Mr. Socol also agreed to vote half of his shares as directed by Bay Harbour and half as directed by Whippoorwill. As of January 14, 2003, Mr. Socol beneficially owned 596,117 shares, 396,117 pursuant to options and 200,000 shares of restricted stock. The Company committed to issue Mr. Socol the restricted shares on January 10, 2003, but the shares will not be issued until February 2, 2003 (the first day of the Company's 2003 fiscal year).

           Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Company, it should be noted that the possible activities of the Reporting Persons are subject to change at any time. Except as set forth above, none of the Reporting Persons has any present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

           (a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. As of January 14, 2003, the Reporting Persons beneficially owned the number of shares of Common Stock listed below, representing approximately the percentage of the outstanding shares of Common Stock set forth opposite such number (based on the number of shares outstanding as of September 13, 2002 (13,903,227 shares), as reported in the Company's Form 10-Q for the quarterly period ended August 3, 2002), determined in accordance with Rule 13d-3(d)(1):


Name                                Number of Shares          Percent of Class
----                                ----------------          ----------------

Bay Harbour Management L.C.            5,648,087 (1)              39.8%
Tower Investment Group, Inc.           5,648,087                  39.8%
Steven A. Van Dyke                     5,678,087 (2)              39.9%
Douglas P. Teitelbaum                  5,678,087 (2)              39.9%
Trophy Hunters, Inc.                     216,011 (3)               1.6%
Trophy Hunter Investments, Ltd.          216,011 (3)               1.6%
Bay Harbour Investment, Inc.               6,627 (3)              0.05%
Bay Harbour 98-1, Ltd.                     6,627 (3)              0.05%
BHB LLC                                4,935,420                  35.5%
Bay Harbour Partners, Ltd.                14,572 (3)               0.1%

---------------------

(1) Includes 298,059 shares beneficially owned by Mr. Socol which are the subject of the Socol Stockholders Agreement, pursuant to which Mr. Socol agreed to vote such shares at the direction of Bay Harbour.

(2) Includes 30,000 shares issuable upon the exercise of options granted to each of Mr. Van Dyke and Mr. Teitelbaum under the Company's Stock Option Plan for Non-Employee Directors.

(3) Does not include any shares beneficially owned by BHB LLC, in which they are members.


           For purposes of disclosing the number of shares beneficially owned by each of the Reporting Persons, (A) Mr. Van Dyke and Mr. Teitelbaum, as shareholders, officers and directors of Tower, may be deemed to beneficially own all shares of Common Stock that are owned beneficially by Tower and (B) Tower, as the majority shareholder of Bay Harbour, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) all shares of Common Stock that are beneficially owned by Bay Harbour. Each of Mr. Van Dyke and Mr. Teitelbaum disclaim beneficial ownership of such shares for all other purposes.

           Bay Harbour Investments, as the general partner of Bay Harbour 98-1, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) shares of Common Stock of which Bay Harbour 98-1 may be deemed to possess direct beneficial ownership. Each of Mr. Van Dyke and Mr. Teitelbaum, as shareholders, officers and directors of Bay Harbour Investments, Bay Harbour and Tower may be deemed to beneficially own shares of Common Stock which Bay Harbour 98-1 may be deemed to beneficially own. Each of Mr. Van Dyke and Mr. Teitelbaum disclaims beneficial ownership of such shares for all other purposes.

           Trophy, as the general partner of Trophy Investments, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) shares of Common Stock of which Trophy Investments may be deemed to possess direct beneficial ownership. Each of Mr. Van Dyke and Mr. Teitelbaum, as shareholders, officers and directors of Trophy, Bay Harbour and Tower may be deemed to beneficially own shares of Common Stock which Trophy Investments may be deemed to beneficially own. Each of Mr. Van Dyke and Mr. Teitelbaum disclaims beneficial ownership of such shares for all other purposes.

           Bay Harbour, as the investment advisor of Bay Harbour Partners, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) shares of Common Stock of which Bay Harbour Partners may be deemed to possess direct beneficial ownership. Each of Mr. Van Dyke and Mr. Teitelbaum, as shareholders, officers and directors of Bay Harbour and Tower may be deemed to beneficially own shares of Common Stock which Bay Harbour Partners may be deemed to beneficially own. Each of Mr. Van Dyke and Mr. Teitelbaum disclaims beneficial ownership of such shares for all other purposes.

           Except as disclosed in this Item 5(a), none of the Reporting Persons, nor, to the best of their knowledge, any of their executive officers and directors, beneficially owns any securities of the Company or presently has a right to acquire any securities of the Company.

           (b) The responses of the Reporting Persons to (i) Rows (7) through
(10) of the cover pages of this statement on Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.

           (c) Not applicable.

           (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock, except the dividends from, or proceeds from the sale of shares of Common Stock in each respective account managed by Bay Harbour and the investment partnerships for which Bay Harbour acts as an investment advisor, will be delivered into each such respective account or to such investment partnership, as the case may be. Other than as described in Item 5 hereof, no such individual account, investment partnership or limited partner thereof has an interest in shares of Common Stock reported in this Schedule 13D representing more than five percent of the Common Stock outstanding.

           (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           The response to Item 4 hereof is incorporated herein by reference.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT 1 Stockholders Agreement, dated as of January 8, 2001, among Bay Harbour Management L.C., Whippoorwill Associates, Inc. and Howard Socol.

                                   SIGNATURES

           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated as of:  January 14, 2003    TOWER INVESTMENT GROUP, INC.



                                  By: /s/ Steven A. Van Dyke
                                     -------------------------------------------
                                     Name:  Steven A. Van Dyke
                                     Title: President



                                  BAY HARBOUR MANAGEMENT L.C.


                                  By: /s/ Steven A. Van Dyke
                                     -------------------------------------------
                                     Name:  Steven A. Van Dyke
                                     Title: President


                                        /s/ Steven A. Van Dyke
                                      ------------------------------------------
                                             STEVEN A. VAN DYKE


                                        /s/ Douglas P. Teitelbaum
                                      ------------------------------------------
                                             DOUGLAS P. TEITELBAUM



                                  TROPHY HUNTER INVESTMENTS, LTD.


                                  By:  /s/ Steven A. Van Dyke
                                     -------------------------------------------
                                     Name:  Steven A. Van Dyke
                                     Title: Authorized Signatory



                                  BAY HARBOUR INVESTMENTS, INC.


                                  By:  /s/ Steven A. Van Dyke
                                     -------------------------------------------
                                      Name:   Steven A. Van Dyke
                                      Title:  Authorized Signatory

                                  BAY HARBOUR 98-1, LTD.



                                  By: /s/ Steven A. Van Dyke
                                     -------------------------------------------
                                     Name:  Steven A. Van Dyke
                                     Title: Authorized Signatory



                                  TROPHY HUNTERS, INC.


                                  By:  /s/ Steven A. Van Dyke
                                     -------------------------------------------
                                     Name:  Steven A. Van Dyke
                                     Title: Authorized Signatory



                                  BAY HARBOUR PARTNERS, LTD.


                                  By: /s/ Steven A. Van Dyke
                                     -------------------------------------------
                                     Name:  Steven A. Van Dyke
                                     Title: Authorized Signatory



                                  BHB LLC


                                  By: /s/ Steven A. Van Dyke
                                     -------------------------------------------
                                     Name:   Steven A. Van Dyke
                                     Title:  Authorized Signatory